TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q

El Niño Ventures & Xstrata Zinc 25,000 m Drill Program in Progress in the Bathurst Mining Camp

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  $5.0M Exploration Program on the Bathurst Project is in progress

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 135 line km of Titan 14 geophysical survey (50 line km completed)

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25,000 m diamond drilling scheduled in 50 drill holes (8 DDH / 3,267 m completed)

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3 diamond drill rigs presently in operation to be increased to 5 rigs by November 2007

September 19, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) and Xstrata Zinc, are pleased to announce that the 2007/2008  field program budgeted at $5,000,000, has commenced on the Bathurst Mining Camp, Bathurst, New Brunswick. The diamond drilling program designed to complete 25,000 m in 50 diamond drill holes, started in June, 2007, with three drill rigs currently in operation.  As of today, a total of 8 diamond drill holes for 3,267 meters have been completed along the Brunswick Horizon and throughout the southern and eastern portions of the Bathurst Mining Camp.

The Titan 24 deep earth imaging ground geophysical survey was initiated in August , 2007, and is expected to extend to end of November for a total of 135 line km.  At this time, the 45 line km south grid covering the southern extension of the Brunswick Horizon hosting the Brunswick No.12 and No.6 mines has been completed.  Data review and interpretation is presently in progress and diamond drilling on the first priority targets is expected to commence in October 2007.  The Titan 24 crew has moved on the western part of the Bathurst Mining Camp along the interpreted Brunswick Horizon known to host the Halfmile Lake, Fronsac, and Devil’s Elbow lead and zinc deposits.  A total of 70 line km of Titan 24 survey is planned over this prolific mineral bearing rock assemblage.

For logistical reasons and to avoid remote drilling during the winter months, a number of the drill targets located in the more inaccessible areas of the Bathurst Mining Camp were drilled first.  Eight drill targets have been drilled to date, with 42 remaining to be tested.

Jean Luc Roy, President of El Nino Ventures states ““We are pleased with how the drilling is progressing, and are very optimistic regarding the targets identified using the Titan 24 Deep Earth Imaging System.”

El Niño has the opportunity to earn 50 % of Xstrata Zinc’s interest in exploration projects in the Bathurst Mining Camp through an Option/Joint Venture Agreement signed in May 2006.

“We have already completed the first year, of a two year $10,000,000 work program, with $5,000,000 coming from the province of New Brunswick through a government grant. El Niño is very fortunate to have the support of the New Brunswick Government and to be working with Xstrata Zinc.” says Jean Luc Roy.

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc. El Niño has recently acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo.

On Behalf of the Board of Directors Jean Luc Roy, President and COO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninooventures.com Or visit: www.elninooventures.com

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This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.